

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Shai S. Even
Chief Financial Officer
Enviva Inc.
7272 Wisconsin Ave. Suite 1800
Bethesda, Maryland 20814

      **Re: Enviva Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2022**
          **Filed March 1, 2023**
          **File No. 001-37363**

Dear Shai S. Even:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing